================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K

                       ----------------------------------

         (Mark One)

/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

/ /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM _______________ TO _______________

                                    COMMISSION FILE NUMBER 0-14376

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               ORACLE CORPORATION
                       401(k) SAVINGS AND INVESTMENT PLAN

         B. NAME OF ISSUER OF THE SECURITIES PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              ORACLE CORPORATION
                               500 ORACLE PARKWAY
                            REDWOOD SHORES, CA 94065

                           ORACLE CORPORATION
                           401(k) SAVINGS AND INVESTMENT PLAN

                           FINANCIAL STATEMENTS AND ACCOMPANYING SCHEDULES AS OF DECEMBER 31, 1994 AND 1993
                           TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants



To the Plan Administrators of
  Oracle Corporation 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan Administrators. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.





San Jose, California
May 26, 1995

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2871189

                                    PLAN 001

                        AS OF DECEMBER 31, 1994 AND 1993



                                     INDEX


                                                                                      Page
                                                                                      ----
FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits as of
     December 31, 1994                                                                    1

   Statement of Net Assets Available for Benefits as of
     December 31, 1993                                                                    2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1994                                                 3

   Notes to Financial Statements as of December 31, 1994                                  4

SCHEDULES

   Schedule of Assets Held for Investment Purposes as of
     December 31, 1994                                                                    7

   Schedule of Reportable Transactions for the Year Ended
     December 31, 1994                                                                    8

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2871189

                                    PLAN 001

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1994

                                                                                            FUND INFORMATION
                                                                       ----------------------------------------------------------
                                                                          Oracle
                                                                         Systems                                        Fidelity
                                                                       Corporation      Fidelity                         Equity
                                                                         Common         Magellan        Fidelity         Income
                                                        Total             Stock           Fund         Contrafund         Fund
                                                     ------------      -----------     -----------     ----------      ----------
ASSETS

INVESTMENTS, at fair value:
  Oracle Systems Corporation Common Stock            $ 30,467,960      $30,467,960     $      -        $     -         $     -
  Fidelity Retirement Money Market Fund                 5,828,959             -               -              -               -
  Fidelity Growth and Income Fund                      13,268,573             -               -              -               -
  Fidelity International Growth and
    Income Fund                                        10,134,727             -               -              -               -
  Fidelity Managed Income Fund                          7,678,768             -               -              -               -
  Fidelity Contrafund                                   8,604,334             -               -         8,604,334            -
  Fidelity Disciplined Equity Fund                      1,935,910             -               -              -               -
  Fidelity Balanced Fund                                3,146,442             -               -              -               -
  Fidelilty Intermediate Bond Fund                      1,348,506             -               -              -               -
  Fidelity Growth Company Fund                          5,011,135             -               -              -               -
  Fidelity Equity-Income Fund                           3,073,277             -               -              -          3,073,277
  Fidelity Magellan Fund                               15,255,321             -         15,255,321           -               -
  Cash equivalents                                        314,547          314,547            -              -               -
  Loans to members                                      1,539,232             -               -              -               -
                                                     ------------      -----------     -----------     ----------      ----------
TOTAL INVESTMENTS                                     107,607,691       30,782,507      15,255,321      8,604,334       3,073,277
  Contribution receivable-
    Participants                                          795,018          154,287         156,786         86,929          34,459
    Company                                               347,401           66,642          67,277         38,155          14,229
  Dividend/interest receivable                              2,132            2,132            -              -               -


                                                     ------------      -----------     -----------     ----------      ----------
TOTAL PLAN ASSETS                                     108,752,242       31,005,568      15,479,384      8,729,418       3,121,965

LIABILITIES                                                  -                -               -              -               -
                                                     ------------      -----------     -----------     ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                    $108,752,242      $31,005,568     $15,479,384     $8,729,418      $3,121,965
                                                     ============      ===========     ===========     ==========      ==========



































                                                                                  FUND INFORMATION
                                                     ------------------------------------------------------------------------------
                                                                                                                        Fidelity
                                                      Fidelity        Fidelity                                        International
                                                       Growth        Growth and       Fidelity        Fidelity         Growth and
                                                      Company          Income       Intermediate      Balanced           Income
                                                        Fund            Fund         Bond Fund          Fund              Fund
                                                     ----------      -----------    ------------     -----------      -------------
ASSETS

INVESTMENTS, at fair value:
  Oracle Systems Corporation Common Stock            $     -         $      -        $     -          $     -          $      -
  Fidelity Retirement Money Market Fund                    -                -              -                -                 -
  Fidelity Growth and Income Fund                          -          13,268,573           -                -                 -
  Fidelity International Growth and
    Income Fund                                            -                -              -                -           10,134,727
  Fidelity Managed Income Fund                             -                -              -                -                 -
  Fidelity Contrafund                                      -                -              -                -                 -
  Fidelity Disciplined Equity Fund                         -                -              -                -                 -
  Fidelity Balanced Fund                                   -                -              -           3,146,442              -
  Fidelilty Intermediate Bond Fund                         -                -         1,348,506             -                 -
  Fidelity Growth Company Fund                        5,011,135             -              -                -                 -
  Fidelity Equity-Income Fund                              -                -              -                -                 -
  Fidelity Magellan Fund                                   -                -              -                -                 -
  Cash equivalents                                         -                -              -                -                 -
  Loans to members                                         -                -              -                -                 -
                                                     ----------      -----------     ----------       ----------       -----------
TOTAL INVESTMENTS                                     5,011,135       13,268,573      1,348,506        3,146,442        10,134,727
  Contribution receivable-
    Participants                                         54,017          84,067          15,721           38,271            77,294
    Company                                              23,267          40,477           6,056           15,073            35,146
  Dividend/interest receivable                             -               -               -                -                 -


                                                     ----------      -----------     ----------       ----------       -----------
TOTAL PLAN ASSETS                                     5,088,419       13,393,117      1,370,283        3,199,786        10,247,167

LIABILITIES                                                -               -               -                -                 -
                                                     ----------      -----------     ----------       ----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $5,088,419      $13,393,117     $1,370,283       $3,199,786       $10,247,167
                                                     ==========      ===========     ==========       ==========       ===========















































                                                                           FUND INFORMATION
                                                     ------------------------------------------------------------

                                                       Fidelity        Fidelity        Fidelity
                                                     Disciplined      Retirement        Managed
                                                        Equity       Money Market       Income        Participant
                                                         Fund            Fund            Fund            Loans
                                                     -----------     ------------      --------       -----------
ASSETS

INVESTMENTS, at fair value:
  Oracle Systems Corporation Common Stock            $     -          $     -          $     -        $     -
  Fidelity Retirement Money Market Fund                    -           5,828,959             -              -
  Fidelity Growth and Income Fund                          -                -                -              -
  Fidelity International Growth and
    Income Fund                                            -                -                -              -
  Fidelity Managed Income Fund                             -                -           7,678,768           -
  Fidelity Contrafund                                      -                -                -              -
  Fidelity Disciplined Equity Fund                    1,935,910             -                -              -
  Fidelity Balanced Fund                                   -                -                -              -
  Fidelilty Intermediate Bond Fund                         -                -                -              -
  Fidelity Growth Company Fund                             -                -                -              -
  Fidelity Equity-Income Fund                              -                -                -              -
  Fidelity Magellan Fund                                   -                -                -              -
  Cash equivalents                                         -                -                -              -
  Loans to members                                         -                -                -         1,539,232
                                                     ----------       ----------       ----------     ----------
TOTAL INVESTMENTS                                     1,935,910        5,828,959        7,678,768      1,539,232
  Contribution receivable-
    Participants                                         24,220           32,968           35,999           -
    Company                                               9,660           13,356           18,063           -
  Dividend/interest receivable                             -                -                -              -


                                                     ----------       ----------       ----------     ----------
TOTAL PLAN ASSETS                                     1,969,790        5,875,283        7,732,830      1,539,232

LIABILITIES                                                -                -                -              -
                                                     ----------       ----------       ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                    $1,969,790       $5,875,283       $7,732,830     $1,539,232
                                                     ==========       ==========       ==========     ==========



         The accompanying notes are an integral part of this statement.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2871189

                                    PLAN 001

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1993

                                                                                            FUND INFORMATION
                                                                         ------------------------------------------------------

                                                                            Merrill            Merrill               Merrill
                                                                             Lynch              Lynch                 Lynch
                                                                          Guaranteed        Institutional            Capital
                                                         Total               Fund               Fund                  Fund
                                                      -----------        -----------        -------------          ------------
ASSETS

INVESTMENTS, at fair value:
  Oracle Systems Corporation Common Stock             $16,573,887        $      -            $     -                $      -
  Merrill Lynch Institutional Fund                        354,066                               354,066
  Merrill Lynch Capital Fund                           16,657,997               -                  -                 16,657,997
  Merrill Lynch Pacific Fund                            9,787,715               -                  -                       -
  Merrill Lynch Guaranteed Fund                        10,371,006         10,371,006               -                       -
  Cash equivalents                                      1,311,486            417,247            385,057                 197,382
  Loans to members                                      1,096,171            202,500            282,581                 196,584
                                                      -----------        -----------         ----------             -----------
          Total investments                            56,152,328         10,990,753          1,021,704              17,051,963

CASH                                                    6,021,431               -             6,021,431                    -
                                                      -----------        -----------         ----------             -----------
TOTAL PLAN ASSETS                                      62,173,759         10,990,753          7,043,135              17,051,963

LIABILITIES                                                  -                  -                  -                       -
                                                      -----------        -----------         ----------             -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $62,173,759        $10,990,753         $7,043,135             $17,051,963
                                                      ===========        ===========         ==========             ===========


                                                             FUND INFORMATION
                                                      -------------------------------
                                                                             Oracle
                                                        Merrill             Systems
                                                         Lynch            Corporation
                                                        Pacific              Common
                                                         Fund                Stock
                                                      -----------         -----------
ASSETS

INVESTMENTS, at fair value:
  Oracle Systems Corporation Common Stock             $      -            $16,573,887
  Merrill Lynch Institutional Fund
  Merrill Lynch Capital Fund                                 -                   -
  Merrill Lynch Pacific Fund                            9,787,715                -
  Merrill Lynch Guaranteed Fund                              -                   -
  Cash equivalents                                        165,748             146,052
  Loans to members                                        106,404             308,102
                                                       ----------         -----------
          Total investments                            10,059,867          17,028,041

CASH                                                         -                   -
                                                      -----------         -----------
TOTAL PLAN ASSETS                                      10,059,867          17,028,041

LIABILITIES                                                  -                   -
                                                      -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $10,059,867         $17,028,041
                                                      ===========         ===========



         The accompanying notes are an integral part of this statement.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2871189

                                    PLAN 001

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                     FUND INFORMATION
                                           -------------------------------------------------------------------
                                                                                                      Oracle
                                             Merrill       Merrill       Merrill        Merrill      Systems
                                              Lynch         Lynch         Lynch          Lynch     Corporation
                                           Guaranteed   Institutional    Capital        Pacific       Common
                                Total         Fund           Fund         Fund           Fund         Stock
                            ------------  -----------   -------------  -----------   -----------   -----------
ADDITIONS:
  Employee Contributions    $ 23,833,734  $      -      $      -       $      -      $      -      $ 4,279,458
  Employer Contributions       8,358,596         -             -              -             -        1,509,387
  Rollovers                    8,371,715         -             -              -             -        1,120,762
                            ------------  -----------   -----------    -----------   -----------   -----------
                              40,564,045         -             -              -             -        6,909,607

  Investment income
    Dividends and Interest     2,715,485           97            91             46            35            91

  Net realized and
    unrealized
    appreciation in fair
    value of investments       7,179,226         -             -           (18,008)     (198,874)    9,531,735
                            ------------  -----------   -----------    -----------   -----------   -----------
          Total additions     50,458,756           97            91        (17,962)     (198,839)   16,441,433

DEDUCTIONS:
  Distribution of
    benefits to
    participants              (3,880,273)        -             -              -             -         (687,659)
                            ------------  -----------   -----------    -----------   -----------   -----------
          Net additions       46,578,483           97            91        (17,962)     (198,839)   15,753,774

TRANSFERS:
  Transfers between
    investment options              -            -             -              -             -       (1,252,787)
  Transfers from Merrill
    Lynch                           -     (10,990,850)   (7,043,226)   (17,034,001)   (9,861,028)     (371,774)
  Loan repayments                   -            -             -              -             -          120,622
  Loans granted                     -            -             -              -             -         (272,308)
                            ------------  -----------   -----------    -----------   -----------   -----------
          Net Transfers             -     (10,990,850)   (7,043,226)   (17,034,001)   (9,861,028)   (1,776,247)

          Net increase/
            (decrease)        46,578,483  (10,990,753)   (7,043,135)   (17,051,963)  (10,059,867)  13,977,527

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                     62,173,759   10,990,753     7,043,135     17,051,963    10,059,867    17,028,041
                            ------------  -----------   -----------    -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF
  YEAR                      $108,752,242  $      -      $      -       $      -      $      -      $31,005,568
                            ============  ===========   ===========    ===========   ===========   ===========



                                                                     FUND INFORMATION
                            ----------------------------------------------------------------------------------------------

                                                          Fidelity      Fidelity     Fidelity      Fidelity
                                Fidelity                   Equity        Growth     Growth and   Intermediate   Fidelity
                                Magellan     Fidelity      Income       Company       Income        Bond        Balanced
                                  Fund     Contrafund       Fund          Fund         Fund         Fund          Fund
                              -----------  -----------   ----------   ----------   -----------   ----------    -----------

ADDITIONS:
  Employee Contributions      $ 4,677,457   $2,651,088   $  841,617   $1,563,336   $ 3,009,255   $  385,745    $   939,153
  Employer Contributions        1,649,865      895,519      296,541      537,933     1,071,968      135,388        328,197
  Rollovers                     1,660,334      659,167      634,926      590,177       961,553      308,785        555,300
                              -----------   ----------   ----------   ----------   -----------   ----------     ----------
                                7,987,656    4,205,774    1,773,084    2,691,446     5,042,776      829,918      1,822,650

  Investment income
    Dividends and Interest        410,119        2,779      173,705      179,414       917,421       51,155         58,682

  Net realized and
    unrealized
    appreciation in fair
    value of investments         (369,658)      46,419     (161,596)    (122,707)     (810,586)     (42,725)      (109,137)
                              -----------   ----------   ----------   ----------   -----------   ----------     ----------
          Total additions       8,028,117    4,254,972    1,785,193    2,748,153     5,149,611      838,348      1,772,195

DEDUCTIONS:
  Distribution of
    benefits to
    participants                 (494,286)    (292,640)     (57,734)    (108,596)     (688,742)     (29,422)      (113,294)
                              -----------   ----------   ----------   ----------   -----------   ----------     ----------
          Net additions         7,533,831    3,962,332    1,727,459    2,639,557     4,460,869      808,926      1,658,901

TRANSFERS:
  Transfers between
    investment options          8,047,583    4,802,281    1,410,083    2,479,992    (7,873,115)     570,828      1,549,466
  Transfers from Merrill
    Lynch                            -            -            -            -       16,859,008         -              -
  Loan repayments                  90,916       16,354       15,462        7,715        43,060        2,193         13,793
  Loans granted                  (192,946)     (51,549)     (31,039)     (38,845)      (96,705)     (11,664)       (22,374)
                              -----------   ----------   ----------   ----------   -----------   ----------     ----------
          Net Transfers         7,945,553    4,767,086    1,394,506    2,448,862     8,932,248      561,357      1,540,885

          Net increase/
            (decrease)         15,479,384    8,729,418    3,121,965    5,088,419    13,393,117    1,370,283      3,199,786

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                            -            -            -            -            -             -              -
                              -----------   ----------   ----------   ----------   -----------   ----------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF
  YEAR                        $15,479,384   $8,729,418   $3,121,965   $5,088,419   $13,393,117   $1,370,283     $3,199,786
                              ===========   ==========   ==========   ==========   ===========   ==========     ==========



                                                    FUND INFORMATION
                             ------------------------------------------------------------------
                                Fidelity
                             International    Fidelity      Fidelity     Fidelity
                              Growth and    Disciplined   Retirement     Managed
                                Income        Equity     Money Market    Income     Participant
                                 Fund           Fund         Fund         Fund         Loans
                             -----------     ----------   ----------   -----------   ----------
ADDITIONS:
  Employee Contributions     $ 2,604,237     $  613,520   $  926,755   $ 1,342,113   $     -
  Employer Contributions         905,902        205,295      325,064       497,537         -
  Rollovers                      691,110        302,401      485,278       401,922         -
                             -----------     ----------   ----------   -----------   ----------
                               4,201,249      1,121,216    1,737,097     2,241,572         -

  Investment income
    Dividends and Interest        96,098         77,651      223,920       456,061       68,120

  Net realized and
    unrealized
    appreciation in fair
    value of investments        (532,369)       (33,268)        -             -            -
                             -----------     ----------   ----------   -----------   ----------
          Total additions      3,764,978      1,165,599    1,961,017     2,697,633       68,120

DEDUCTIONS:
  Distribution of
    benefits to
    participants                (455,215)       (44,005)    (291,763)     (529,608)     (87,309)
                             -----------     ----------   ----------   -----------   ----------
          Net additions        3,309,763      1,121,594    1,669,254     2,168,025      (19,189)

TRANSFERS:
  Transfers between
    investment options        (2,774,104)       855,948   (2,562,067)   (5,185,988)     (68,120)
  Transfers from Merrill
    Lynch                      9,762,737           -       6,794,709    10,788,254    1,096,171
  Loan repayments                 24,290          3,181       17,575        20,576     (375,737)
  Loans granted                  (75,519)       (10,933)     (44,188)      (58,037)     906,107
                             -----------     ----------   ----------   -----------   ----------
          Net Transfers        6,937,404        848,196    4,206,029     5,564,805    1,558,421

          Net increase/
            (decrease)        10,247,167      1,969,790    5,875,283     7,732,830    1,539,232

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                          -               -            -             -            -
                             -----------     ----------   ----------   -----------   ----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF
  YEAR                       $10,247,167     $1,969,790   $5,875,283   $ 7,732,830   $1,539,232
                             ===========     ==========   ==========   ===========   ==========


The accompanying notes are an integral part of this statement.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN


                                 EIN 94-2871189

                                    PLAN 001

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1994



1.        THE PLAN:

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Oracle Systems Corporation (Oracle Corporation as of June 1, 1995, hereinafter the "Company") established the Oracle Corporation 401(k) Savings and
Investment Plan effective January 1, 1986. Effective January 1, 1990, the plan was restated as the Oracle Corporation 401(k) Savings and Investment Plan (the "Plan"). The Plan, as restated, allows participants to invest in the common stock of Oracle Systems Corporation as well as other investment options. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

All employees regularly scheduled to work a minimum of thirty hours per week on the domestic payroll of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan on the first monthly entry date following their date of hire. The Company may, at its sole discretion, amend or terminate the Plan. The Plan is administered by plan administrators appointed by the Company. Effective January 4, 1994, Fidelity Investments assumed responsibility for trustee and record keeper duties, and all plan assets were transferred from Merrill Lynch Funds to Fidelity Investment Funds. Fidelity maintains individual investment accounts for all participants and provides participants with periodic activity statements.

Participants may elect to defer up to 15% of their annual compensation to the Plan. Annual additions to each participant's account are limited, based upon Internal Revenue Service regulations. For the Plan year ended December 31, 1994, the IRS maximum allowable contributions was $9,240.

Generally, contributions made in accordance with the Plan and the earnings on those contributions will not be treated as taxable income to the participants until such amounts are distributed and received by the participants as allowed by Section 401(k) of the Internal Revenue Code.

Employee contributions are fully vested and nonforfeitable. Employer match contributions vest based on years of service and are fully vested after five years of service. Each participant has the right to direct the investment of such contributions and may borrow from their participant accounts in accordance with Plan guidelines.

Twelve investment funds (including Oracle Systems Corporation Common Stock) are available for the purpose of providing participants with a choice as to investment options. Participants may change the allocation of their contributions and matching contributions on a daily basis.

Generally, distributions are made only upon termination of employment or for reasons of retirement, death or disability. However, withdrawals may be made in the event of certain other conditions as specified in the Plan, such as financial hardship or termination of the Plan. Approximately $216,000 and $80,000 of net assets available for benefits was in the process of being distributed at December 31, 1994 and 1993, respectively, based upon requests from participants.

The Plan specifies criteria whereby participants can obtain loans against their account balances. Generally such loans must be for at least $1,000, cannot exceed $50,000, bear interest at the Eleventh District cost of funds plus two points (6.6% at December 31, 1994) and generally become due in five to ten years.

In conjunction with the change in trustees, the 401(k) committee approved certain changes to the Plan effective January 1, 1994 including allowing employees to enter the Plan or change their contribution percentage on a monthly basis, implementing employer contributions equal to 50% of the employee's first 6% in contributions, and vesting for breaks-in-service and expatriates.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

The accounts of the Plan are maintained on the cash basis of accounting. The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits include all material adjustments necessary to present them on the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash Equivalents

Cash equivalents consist of monies invested in Fidelity money market accounts.

Valuation of Investments

Investments are stated at fair value, defined as follows: Investments in Oracle Systems Corporation's common stock are valued at the closing price of the stock as of the end of the Plan year as reported by the NASDAQ national market system. Investments in the Fidelity Funds are valued at the closing market price as of the end of the Plan year.

The Oracle Stock Fund is tracked on a unitized basis. The Fund is made up of Oracle common stock and cash to allow the fund to meet its daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund.

The difference between fair value at December 31, 1994, and the current period cost of investments (the fair value at the beginning of the year or the cost of purchase during the year as applicable) is reflected as appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

3.        POTENTIAL CLASS ACTION RECOVERY:

The Plan is a member of a plaintiff's class in a class action and stockholder derivative lawsuit filed against the Company on or after March 28, 1990. The class action was brought by and on behalf of purchasers of the Company's common stock during the period July 11, 1989 through September 28, 1990. On February 1, 1993, all parties entered into agreements to settle the class action lawsuit and certain derivative suits. Subsequent to year end, a settlement was reached resulting in an immaterial recovery for the Plan. The funds will be allocated to participant accounts based on the number of shares of Oracle stock purchased during the period from July 11, 1989 through September 28, 1990.

4.        INCOME TAXES:

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes. Although the Plan has a favorable determination letter from the Internal Revenue Service ("IRS"), it has not yet been updated for the 1990 restatement. The Company and its counsel are of the opinion that the Plan is designed and being operated in accordance with applicable IRS requirements and, therefore, the trust continues to be tax-exempt.

5.        PLAN TERMINATION:

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to each participant in the amount credited to his/her account.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2871189

                                PLAN NUMBER 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994


                                                                                                           (e)
                     (b)                                      (c)                       (d)              Current
(a)           Identity of Issue                        Description Shares               Cost              Value
- ---    ---------------------------------            -------------------------        -----------       -----------
*      Oracle Systems Corporation                   690,492 shares of
         Common Stock                                 common stock                   $13,179,003       $ 30,467,960

*      FMTC U.S. Government Reserves                314,547 shares of money
                                                      market investments                 314,547            314,547

*      Fidelity Magellan Fund                       228,373 shares of mutual
                                                      fund investments                15,590,969         15,255,321

*      Fidelity Contrafund Fund                     284,159 shares of mutual
                                                      fund investments                 8,563,119          8,604,334

*      Fidelity Equity Income Fund                  100,107 shares of mutual
                                                      fund investments                 3,234,666          3,073,277

*      Fidelity Growth Company Fund                 183,827 shares of mutual
                                                      fund investments                 5,136,282          5,011,135

*      Fidelity Growth & Income Fund                629,141 shares of mutual
                                                      fund investments                13,879,638         13,268,573

*      Fidelity Intermediate Bond Fund              137,183 shares of mutual
                                                     fund investments                  1,388,495          1,348,506

*      Fidelity Balanced Fund                       256,016 shares of mutual
                                                      fund investments                 3,249,744          3,146,442

*      Fidelity International Growth                613,111 shares of mutual
         and Income Fund                              fund investments                10,751,059         10,134,727

*      Fidelity Disciplined Equity Fund             107,910 shares of mutual           1,969,109          1,935,910
                                                      fund investments

*      Fidelity Retirement Money Market             5,828,959 shares of money
         Fund                                         market investments               5,828,959          5,828,959

*      Fidelity Managed Income Portfolio            7,678,768 share of
                                                      guaranteed contract              7,678,768          7,678,768
                                                      investments

*      Participant loans                            6% - 13% interest; secured
                                                      by account balance               1,539,232          1,539,232
                                                                                     -----------       ------------
                                       TOTAL MARKET VALUE 12/31/94:                  $92,303,590       $107,607,691
                                                                                     ===========       ============

*Party-In-Interest

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2871189

                                PLAN NUMBER 001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                                     Number of
                                                                                    Transactions           (c)             (d)
                     (a)                                      (b)                -----------------      Purchase         Selling
         Identity of Party Involved                  Description of Asset        Purchases   Sales        Price           Price
- --------------------------------------------        ---------------------        ---------   -----      ---------        -------
*Merrill Lynch CMA Money Fund and Government
  Securities Fund                                   Money Market Investments          11        -      $ 6,166,411     $      -
                                                                                       -       15             -          7,595,302

*Merrill Lynch Capital Fund                         Mutual Fund Investment             -        1             -         16,771,356

*Merrill Lynch Pacific Fund                         Mutual Fund Investment             -        2             -          9,648,647

*Merrill Lynch Guaranteed Fund                      Mutual Fund Investment             -        1             -         10,568,732

*Oracle Systems Corporation Common Stock            Common Stock                      41        -        8,299,247            -
                                                                                       -       39             -          3,760,117

*Fidelity FMTC U.S. Government Reserves             Money Market Investments         129        -       11,208,620            -
                                                                                       -       91             -         10,894,074

*Fidelity Managed Income Fund                       Mutual Fund Investment           156        -       14,229,038            -
                                                                                       -       99             -          6,550,269

*Fidelity Retirement Money Market Fund              Money Market Investments         160        -       10,058,686            -
                                                                                       -      100             -          4,229,396

*Fidelity Growth and Income Fund                    Mutual Fund Investment           172        -       23,636,550            -
                                                                                       -      119             -          9,521,424

*Fidelity International Growth and Income Fund      Mutual Fund Investment           173        -       15,960,385            -
                                                                                       -      117             -          4,861,957

*Fidelity Contrafund                                Mutual Fund Investment           170        -        9,342,645            -
                                                                                       -       90             -            784,730

*Fidelity Balanced Fund                             Mutual Fund Investment           129        -        3,606,479            -
                                                                                       -       66             -            350,899

*Fidelity Growth Company Fund                       Mutual Fund Investment           142        -        5,423,167            -
                                                                                       -       71             -            289,325

*Fidelity Equity Income Fund                        Mutual Fund Investment           129        -        3,422,334            -
                                                                                       -       55             -            187,461

*Fidelity Magellan Fund                             Mutual Fund Investment           182        -       17,034,964            -
                                                                                       -      118             -          1,409,984
* Party-In-Interest


                                                              (f)                            (h)
                                                            Expense                      Current Value      (i)
                                                  (e)       Incurred         (g)         of Asset on        Net
                     (a)                         Lease        with         Cost of       Transaction      Gain or
         Identity of Party Involved              Rental    Transaction      Asset            Date          (Loss)
- --------------------------------------------     -------   -----------     -------      -------------     --------
*Merrill Lynch CMA Money Fund and Government
  Securities Fund                                 $ -         $ -        $ 6,166,411     $ 6,166,411     $    -
                                                    -           -          7,595,302       7,595,302          -

*Merrill Lynch Capital Fund                         -           -         16,275,525      16,771,356       495,831

*Merrill Lynch Pacific Fund                         -           -          8,784,532       9,648,647       864,115

*Merrill Lynch Guaranteed Fund                      -           -         10,568,732      10,568,732          -

*Oracle Systems Corporation Common Stock            -           -          8,299,247       8,299,247          -
                                                    -           -          1,353,734       3,760,117     2,406,383

*Fidelity FMTC U.S. Government Reserves             -           -         11,208,620      11,208,620          -
                                                    -           -         10,894,074      10,894,074          -

*Fidelity Managed Income Fund                       -           -         14,229,038      14,229,038          -
                                                    -           -          6,550,269       6,550,269          -

*Fidelity Retirement Money Market Fund              -           -         10,058,686      10,058,686          -
                                                    -           -          4,229,396       4,229,396          -

*Fidelity Growth and Income Fund                    -           -         23,636,550      23,636,550          -
                                                    -           -          9,738,953       9,521,424      (217,529)

*Fidelity International Growth and Income Fund      -           -         15,960,385      15,960,385          -
                                                    -           -          4,993,264       4,861,957      (131,307)

*Fidelity Contrafund                                -           -          9,342,645       9,342,645          -
                                                    -           -            779,526         784,730         5,204

*Fidelity Balanced Fund                             -           -          3,606,479       3,606,479          -
                                                    -           -            356,734         350,899        (5,835)

*Fidelity Growth Company Fund                       -           -          5,423,167       5,423,167          -
                                                    -           -            286,884         289,325         2,441

*Fidelity Equity Income Fund                        -           -          3,422,334       3,422,334          -
                                                    -           -            187,668         187,461          (207)

*Fidelity Magellan Fund                             -           -         17,034,964      17,034,964          -
                                                    -           -          1,443,995       1,409,984       (34,011)

* Party-In-Interest

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  June 26, 1995

                                         ORACLE CORPORATION
                                         401(K) SAVINGS AND INVESTMENT PLAN

                                               /s/ Phillip Wilson
                                         ----------------------------------
                                                   PHILLIP WILSON
                                                     CHAIRPERSON
                                                        OF THE
                                               ADMINISTRATIVE COMMITTEE

                                INDEX TO EXHIBITS

  Exhibit No.                                                              Sequential
    Number                              Description                          Page No.
- -----------------          -----------------------------------------   ---------------------
     23                    Consent of Arthur Andersen LLP